[redacted]

13013624

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 22 2013

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68926

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DRJ Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131A Stony Circle, Suite 500
(No. and Street)

Santa Rosa (City) **California** (State) **95401** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Ryan **(707) 523-9651**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/12

OATH OR AFFIRMATION

I, **David Ryan**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DRJ Capital Advisors, LLC**, as of **December 31, 2012**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUZETTE M. WHITED
Commission # 1858423
Notary Public - California
Sonoma County
My Comm. Expires Jul 19, 2013

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRJ Capital Advisors, LLC

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

DRJ Capital Advisors, LLC

Annual Audit Report

December 31, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

DRJ Capital Advisors, LLC

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
DRJ Capital Advisors, LLC
Santa Rosa, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of DRJ Capital Advisors, LLC, (the "Company") as of December 31, 2012, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DRJ Capital Advisors, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter + Associates

February 13, 2013

DRJ Capital Advisors, LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 36,141
Prepaid expenses	800
Total Assets	$ 36,941
Liabilities and Member's Equity	
Accounts payable	$ 66
Total Liabilities	66
Member's Equity	36,875
Total Liabilities and Member's Equity	$ 36,941

See independent auditor's report and accompanying notes.

DRJ Capital Advisors, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2012

Total Revenue	$ -
Operating Expenses	
Professional fees	23,000
Rent	4,929
Regulatory fees	2,030
Other operating expenses	3,166
Total Expenses	$ 33,125
Net Income (Loss)	$ (33,125)

See independent auditor's report and accompanying notes.

DRJ Capital Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2012

December 31, 2011	$ 41,415
Contribution	28,585
Net income (loss)	(33,125)
December 31, 2012	$ 36,875

See independent auditor's report and accompanying notes.

DRJ Capital Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income (loss)	$ (33,125)
Adjustments to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	(800)
Increase (decrease) in:	
Accounts payable	66
Net Cash Used by Operating Activities	(33,859)
Cash Flows from Financing Activities	
Contribution	28,585
Net Cash Provided by Financing Activities	28,585
Net Decrease in Cash and Cash Equivalents	(5,274)
Cash and cash equivalents at beginning of period	41,415
Cash and Cash Equivalents at End of Period	$ 36,141

See independent auditor's report and accompanying notes.

DRJ Capital Advisors, LLC

Notes to the Financial Statements

December 31, 2012

1. Organization

DRJ Capital Advisors, LLC (the "Company") was organized as a California limited liability company in June 2011. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") in September 2011 and the Financial Industry Regulatory Authority ("FINRA") in July 2012. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

DRJ Capital Advisors, LLC

Notes to the Financial Statements

December 31, 2012

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2012, the Company's net capital was $36,075 which exceeded the requirement by $31,075.

4. Subsequent Events

The Company has evaluated subsequent events through February 13, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

DRJ Capital Advisors, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net Capital	
Total member's equity	$ 36,875
Less: Non-allowable assets	
Prepaid expenses	800
Total non-allowable assets	800
Net Capital	$ 36,075
Net minimum capital requirement of 12.5% of aggregate indebtedness of $66 or $5,000, whichever is greater	5,000
Excess Net Capital	$ 31,075

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

There were no material differences noted in the Company's net capital computation at December 31, 2012.

See independent auditor's report and accompanying notes.

DRJ Capital Advisors, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
DRJ Capital Advisors, LLC
Santa Rosa, California

In planning and performing our audit of the financial statements and supplemental schedules of DRJ Capital Advisors, LLC, (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2012, and this report does not affect our report thereon dated February 13, 2013.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature] + Associates

February 13, 2013